Filed Pursuant to Rule 163

Registration Statements Nos. 333-207931

333-220373

Full Year 2017 Financial Result Snapshot All data as at 30 September 2017 unless otherwise stated. All amounts are in Australian dollars. Focus on Australia & New ZealandFinancial performance Revenue by geography (%) Net loans (%) Pre-provision profit ($bn)NPAT ($bn) 6.6 1210 23 2 22 62 86 5.35.55.6 3.33.53.6 5.8 3.9 5.6 3.6 4.4 5.95.96.16.2 3.73.73.94.1 Australia New Zealand Other Housing AustraliaBusiness Australia Other AustraliaNew Zealand Other Overseas 1H13 2H13 1H14 2H14 1H15 2H15 1H16 2H16 1H17 2H17 Asset quality soundAustralian mortgage performanceFunding profile Gross impaired loans to gross loans (%) 0.82 0.67 0.51 0.40 0.35 0.30 0.39 0.32 0.30 2.0 1.5 1.0 90+ days delinquencies (%) Change in reporting of hardship introduced Sep-15 0.67 Funding composition (%) 14 15 1 0.22 0.5 862 1H13 2H13 1H14 2H14 1H15 2H15 1H16 2H16 1H17 2H17 Mar-13 Sep-13 Mar-14 Sep-14 Mar-15 Customer depositsEquity5 SecuritisationWholesale funding >1yr Wholesale funding <1yr Sep-15 Mar-16 Sep-16 Mar-17 Sep-17 13 July 2015. 5 Equity excludes foreign currency translation, Available for Sale Securities and Cash Flow Hedging Reserve.

Westpac Banking Corporation
Celebrating 200 years.


BANK OF
SOUTH WALES

- Westpac has a long and proud history as Australia's first and oldest bank. Established in 1817 as the Bank of New South Wales, we changed our name to Westpac Banking Corporation in 1982.
- For 200 years, we have survived and thrived because we have been guided by the same purpose: to provide stability, to support customers and communities, and to help grow the economy.
- Today, Westpac is Australia's 2nd largest bank with a market capitalisation of A$108 billion and total assets of A$852 billion as at 30 September 2017. We are also one of the largest banking organisations in New Zealand.
- Westpac is focused on its core markets of Australia and New Zealand, providing a comprehensive range of financial products and services including consumer, business and institutional banking and wealth management services.
- With a strong position in our home markets, and 13.8 million customers, Westpac focuses on organic growth, growing customer numbers in our chosen segments and building stronger and deeper customer relationships.
- A key element of Westpac's approach is our portfolio of financial services brands, which enables us to appeal to a broader range of customers, and provides us with the strategic flexibility to offer solutions that better meet individual customer needs.
- Westpac has also maintained the strength of its financial position, lifting the level and quality of our capital, improving our funding and liquidity position and maintaining a high level of asset quality and provisioning.
- Westpac is currently one of the most efficient banks globally, as measured by the cost to income ratio.

Credit Ratings

Fitch Ratings	AA- / Stable / F1+
Moody's Investors Service	Aa3 / Stable / P-1
Standard and Poor's	AA- / Negative / A-1+

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time

Wholesale funding capabilities

Short term markets	• Include Prime floaters, Federal Funds, Extendibles, Step-ups, Range accruals, CDs, CP and Flippers
Term markets	• Senior unsecured, securitisation and covered bond format, as well as subordinated debt • Only Australian major bank to be SEC registered • Westpac also maintains its ability to issue in US 144A format
Issuance currencies	• Include AUD, CAD, CHF, CNH, EUR, GBP, HKD, JPY, NOK, NZD, SGD, TRY and USD

Unique portfolio of brands

Westpac
st.george | bankSA | Bank of Melbourne | RAMS
BT | ADVANCE | Ascalon Capital Managers | Asgard

WIB | Westpac NZ

Australian retail banking largest contributors to Group NPAT

FY17 NPAT by operating division (%)


37
26
12
16
11
Consumer Bank
Business Bank
BT Financial Group
Westpac Institutional Bank
Westpac New Zealand

Adds to 102% as excludes Group Business unit contribution of -2% in FY17. Group Business unit includes Treasury and support functions.

Balance sheet as at 30 September 2017 ($bn)

Total assets	851.9
Loans	684.9
Total housing loans Australia	*427.2*
Deposits and other borrowings	533.6
Customer deposits	*486.7*
Equity	61.3

Disclaimer The material contained in this presentation is intended to be general background information on Westpac Banking Corporation ("Westpac") and its activities. The information is supplied in summary form and is therefore not necessarily complete and is qualified in its entirety by Westpac's most recent U.S. full-year and half-year reports available at http://www.sec.gov. It is not intended that it be relied upon as advice to investors or potential investors, who should consider seeking independent professional advice depending upon their specific investment objectives, financial situation or particular needs. The material contained in this presentation may include information derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. All amounts are in Australian dollars unless otherwise indicated.

Westpac has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering from time to time of its securities. Before you invest, you should read the prospectus in that registration statement and other documents Westpac has filed with the SEC for more complete information about Westpac and any offering of such securities. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Westpac will arrange to send you the prospectus if you request it by calling +1 212 551 1800.

Contact us: **Westpac Global Funding** globalfunding@westpac.com.au or +612 8204 2777

2 | Westpac Banking Corporation www.westpac.com.au/investorcentre or Bloomberg WBCT